SO 9/2/03



03051763

UF 8-29-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2010 Hancock St. First Floor
(No. and Street)

San Diego (City) California (State) 92110 (Zip Code)



PROCESSING
RECEIVED
AUG 27 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rod P. Michel 619-325-2620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

-PKF

(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North Suite 500 San Diego, CA. 92108

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney P. Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trade Financial Corporation, as of June 30th, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public



CORA KLOSTER
COMM. #1282739
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Nov. 2, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD TRADE FINANCIAL CORPORATION

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

YEARS ENDED JUNE 30, 2003 AND 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORTS THEREON

PKF

WORLD TRADE FINANCIAL CORPORATION
Years Ended June 30, 2003 and 2002

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Comprehensive Gain	4
Statements of Changes in Shareholders' Equity	5
Statements of Cash Flows	6 - 7
Notes to Financial Statements	8 - 11
SUPPLEMENTARY SCHEDULES	
Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1	12
Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Company under Part II of Form X-17A-5	13
Computation of Reserve Requirements pursuant to Rule 15c3-3	14
Information Relating to the Possession or Control Requirements under Rule 15c3-3	15
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	16 - 17



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
World Trade Financial Corporation
San Diego, California

We have audited the accompanying statements of financial condition of World Trade Financial Corporation (a Nevada corporation) (the "Company") as of June 30, 2003 and 2002, and the related statements of operations, comprehensive gain, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trade Financial Corporation as of June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 16 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
August 7, 2003

PKF
Certified Public Accountants
A Professional Corporation

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 16,182	$ 99,685
Receivables	84,273	88,844
Investments, at market value:		
Trading securities	40,601	44,844
Available-for-sale securities	19	502
Deposits with clearing brokers	134,004	95,000
Advances to shareholders	40,456	10,962
Other assets and deposits	1,800	24,427
Total current assets	317,335	364,264
Furniture and equipment, net of accumulated depreciation of $34,545 and $50,363, respectively	10,390	12,376
Total assets	$ 327,725	$ 376,640

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES:		
Accounts payable	$ 20,124	$ 34,659
Payable to clearing broker	72,207	–
Accrued liabilities	25,940	–
Total liabilities	118,271	34,659
Commitments and contingencies (See Note 8)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; authorized 5,000,000; no shares issued and outstanding	–	–
Common stock, no par value; authorized 20,000,000; issued and outstanding shares 4,675,000	63,985	63,985
Additional paid in capital	1,109,228	1,109,228
Accumulated deficit	(959,823)	(823,834)
Accumulated other comprehensive loss	(3,936)	(7,398)
Total shareholders' equity	209,454	341,981
Total liabilities and shareholders' equity	$ 327,725	$ 376,640

The accompanying notes are an integral part of these financial statements

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$ 696,777	$ 682,049
Management consulting	–	5,000
Interest	52	556
Realized gains	136,047	314,441
Unrealized (losses) gains	(31,606)	12,208
Other	(3,949)	38,278
Total revenues	797,321	1,052,532
Expenses:		
Clearing	98,268	92,158
Employee compensation and benefits	284,307	294,730
General and administrative	266,001	187,514
Professional services	271,987	326,298
Depreciation	12,747	12,748
Total expenses	933,310	913,448
Net (loss) income before income tax expense	(135,989)	139,084
Income tax expense	–	–
Net (loss) income	$ (135,989)	$ 139,084

The accompanying notes are an integral part of these financial statements

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF COMPREHENSIVE GAIN
For the Years Ended June 30, 2003 and 2002

	2003	2002
Net (loss) income	$ (135,989)	$ 139,084
Other comprehensive gain, net of tax:		
Unrealized gain (loss) on available-for-sale securities	2,884	(7,398)
Reclassification adjustment for realized loss on securities included in net (loss) income	578	11,128
Other comprehensive gain	3,462	3,730
Comprehensive (loss) income, net of tax	$ (132,527)	$ 142,814

The accompanying notes are an integral part of these financial statements

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended June 30, 2003 and 2002

	Common stock Shares	Common stock Amount	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at June 30, 2001	4,675,000	$ 63,985	$ 1,094,228	$ (962,918)	$ (11,128)	$ 184,167
Other comprehensive gain	–	–	–	–	3,730	3,730
Capital contribution of cash	–	–	15,000	–	–	15,000
Net income	–	–	–	139,084	–	139,084
Balance at June 30, 2002	4,675,000	63,985	1,109,228	(823,834)	(7,398)	341,981
Other comprehensive gain	–	–	–	–	3,462	3,462
Net loss	–	–	–	(135,989)	–	(135,989)
Balance at June 30, 2003	4,675,000	$ 63,985	$ 1,109,228	$ (959,823)	$ (3,936)	$ 209,454

The accompanying notes are an integral part of these financial statements

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (135,989)	$ 139,084
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	12,747	12,748
Loss on disposal of fixed assets	2,855	–
Loss on sale of available-for-sale securities	578	11,454
Decrease (increase) in assets:		
Receivables	4,571	20,420
Trading securities	4,243	(41,899)
Deposits with clearing broker	(39,004)	(61,075)
Other assets and deposits	22,627	(1,217)
Increase (decrease) in liabilities:		
Accounts payable	57,672	18,329
Accrued expenses	25,940	(31,468)
Net cash (used in) provided by operating activities	(43,760)	66,376
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of available-for-sale securities	–	(9,239)
Proceeds from sale of available-for-sale securities	3,367	24,790
Advances to shareholders	(29,494)	(10,651)
Purchase of furniture and equipment	(13,616)	(2,440)
Net cash (used in) provided by investing activities	(39,743)	2,460
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	–	15,000
Net cash provided by financing activities	–	15,000
Net (decrease) increase in cash	(83,503)	83,836
Cash at the beginning of the year	99,685	15,849
Cash at the end of the year	$ 16,182	$ 99,685

The accompanying notes are an integral part of these financial statements

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended June 30, 2003 and 2002

	2003	2002
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ –	$ 1,600
Interest	$ 1,123	$ 1,677
Supplemental disclosure of noncash investing and financing activities:		
Unrealized (gain) loss on available-for-sale securities	$ (2,884)	$ 7,398

The accompanying notes are an integral part of these financial statements

WORLD TRADE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1 - ORGANIZATION

Organization and Business

World Trade Financial Corporation (formerly known as "Amber Securities Corporation") (incorporated in Nevada on July 18, 1996), obtained a California Certificate of Qualification on September 15, 1997, and began using its current name on April 27, 1999. The Company began doing business on January 6, 1998 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company's client base is in both domestic and foreign markets, and the Company utilizes the Internet to facilitate the trading activity.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables

All receivables are related to activity with clearing brokers. Due to these daily and recurring trade transactions, which give rise to the receivables, and the general nature of receivables, these amounts are collected usually within ten days of the closing of the transaction throughout the year. At June 30, 2003 and 2002, management believes that no allowance for doubtful accounts is necessary.

Reclassifications

Certain prior year amounts on the statement of financial condition, statement of operations and the statement of cash flows have been reclassified to conform to the current year's presentation.

Recognition of Revenue

Commission revenue and related sales commissions which result from the trading of securities are recorded as they are earned.

WORLD TRADE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Furniture and equipment consists of the following:

	2003	2002
Furniture and fixtures	$ 24,359	$ 19,546
Computers and equipment	20,576	43,193
	44,935	62,739
Less: Accumulated depreciation	(34,545)	(50,363)
Total furniture and equipment, net	$ 10,390	$ 12,376

NOTE 4 - INCOME TAXES

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated depreciation for tax purposes, payment of employees' accrued compensation, and the timing of the payment of State Franchise taxes which are not currently deductible for federal income tax purposes.

The Company's provision (benefit) for income taxes for the years ended June 30, 2003 and 2002 is as follows:

	2003	2002
Current taxes provision:		
Federal	$ –	$ –
State	–	–
Total current portion	–	–
Deferred taxes (benefit):		
Federal	–	–
State	–	–
Total deferred portion	–	–
Provision for income taxes	$ –	$ –

NOTE 4 - INCOME TAXES (Continued)

At June 30, 2003 and 2002, the Company's Deferred Tax Asset account is as follows:

	2003	2002
Net operating losses	$ 375,000	$ 334,000
Less: valuation allowance	(375,000)	(334,000)
Net Deferred Tax Asset	$ –	$ –

At June 30, 2003, the Company has federal and California net operating loss carryovers of approximately $939,000 and $889,000, respectively, a portion of which are subject to a limitation of the amount that may be utilized each year of approximately $1,900. The federal and California net operating loss carryforwards begin to expire in 2018 and 2004, respectively.

The effective tax rate varied from the federal statutory rate of 34% for the year ended June 30, 2003 primarily as a result of the Company providing a valuation allowance for the current year's net operating loss. The valuation allowance increased approximately $41,000 from 2002.

NOTE 5 - SHAREHOLDERS' EQUITY

During the years ended June 30, 2003 and 2002, shareholders of the Company made capital contributions of $0 and $15,000, respectively.

On May 14, 2001, the Company's Board of Directors increased the number of shares of common stock authorized to 20,000,000 shares. The Board of Directors also established a preferred class of shares for which 5,000,000 shares were authorized. Currently there are no issued and outstanding shares of preferred stock.

NOTE 6 - ACCUMULATED OTHER COMPREHENSIVE LOSS

Effective July 1, 1999, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company is required to report all changes in equity during a period, except those resulting from investments and distributions by owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses Net Income and Net Unrealized Gains on Securities, in the Statements of Operations and Comprehensive Income. The income tax effects allocated to and the cumulative balance of unrealized losses on securities are as follows:

WORLD TRADE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 6 - ACCUMULATED OTHER COMPREHENSIVE LOSS (Continued)

	2003	2002
Balance, beginning of year	$ (7,398)	$ (11,128)
Add:		
Unrealized loss on securities	(191)	(7,398)
Unrealized gain on securities	3,075	–
Income tax effect	–	–
Net unrealized loss	(4,514)	(18,526)
Deduct:		
Realized loss on sales of securities	578	11,128
Income tax expense	–	–
Net realized loss included in net income	578	11,128
Balance, end of year	$ (3,936)	$ (7,398)

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $100,000. At June 30, 2003 and 2002, the Company had net capital of $48,960 and $186,922, respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.31 to 1 and 0.12 to 1, respectively.

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Company.

The Company's offices are currently located in a building owned by two shareholders of the Company. The Company pays each shareholder $1,500 in rent on a month-to-month basis. Rent expense for the years ended June 30, 2003 and 2002 amounted to $39,811 and $39,828, respectively.

SUPPLEMENTARY INFORMATION

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended June 30, 2003 and 2002

	2003	2002
Total assets	$ 327,725	$ 376,640
Total liabilities	(118,271)	(34,659)
Shareholders' equity	209,454	341,981
Less non-allowable assets:		
Advances to shareholders	(40,456)	(10,962)
Furniture, equipment and leasehold improvements	(10,390)	(12,376)
Haircuts on securities held	(6,093)	(6,802)
Undue concentrations	(1,755)	(492)
Other assets	(1,800)	(24,427)
Non-allowable assets	(60,494)	(55,059)
Net capital	$ 148,960	$ 286,922

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2003	2002
Minimum net capital required (6-2/3 % of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 100,000
Net capital in excess of amount required	$ 48,960	$ 186,922
Aggregate indebtedness	$ 46,064	$ 34,659
Ratio of aggregate indebtedness to net capital	0.31 to 1	0.12 to 1

WORLD TRADE FINANCIAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE COMPANY AS
INCLUDED IN PART IIA OF FORM X-17A-5
For the Years Ended June 30, 2003 and 2002

	2003	2002
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 38,510	$ 4,727
Accrual of expenses	7,554	27,921
Other adjustments	–	2,011
Aggregate indebtedness, as adjusted	$ 46,064	$ 34,659
NET CAPITAL		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 158,269	$ 316,920
Accrual of expenses	(7,554)	(27,921)
Other adjustment	(1,755)	(2,077)
Net capital, as adjusted	$ 148,960	$ 286,922

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended June 30, 2003 and 2002

The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

WORLD TRADE FINANCIAL CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2003 and 2002

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
World Trade Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of World Trade Financial Corporation as of and for the year ended June 30, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of World Trade Financial Corporation for the year ended June 30, 2003, and this report does not affect our report thereon dated August 7, 2003.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Diego, California
August 7, 2003

PKF
Certified Public Accountants
A Professional Corporation